May 25, 2021

VIA EDGAR

David Lin

Cara Lubit

J. Nolan McWilliams

Hugh West

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	ConvexityShare Trust
Amendment No. 2 to the Draft Registration Statement on Form S-1
CIK No. 0001817218

Dear Ms. Lubit and Messrs. Lin, McWilliams and West,

This letter sets forth responses to written comments received in a letter dated May 3, 2021, pertaining to the above referenced amended draft Registration Statement on Form S-1 (the “Registration Statement”) submitted by ConvexityShares Trust (the “Registrant”) on March 19, 2021 for the purpose of registering the shares of the ConvexityShares Daily 1.5x SPIKES Futures ETF and ConvexityShares 1x SPIKES Futures ETF (the “Funds”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Registrant’s response thereto.

Amendment No. 2 to Draft Registration Statement on Form S-1

Cover Page

1.	Comment: Based upon your disclosure in the fourth paragraph of the cover page, the definition of “Management Fee” includes both the “Sub-Advisory Fee” and the “Sponsor Fee.” However, your disclosure in the “Breakeven Analysis” section on page 32 appears to indicate that the “Management Fee” includes the “Sponsor Fee,” exclusive of the “Sub-Advisory Fee.” Please clarify or reconcile your disclosure, as applicable.

Response: The Registration Statement has been revised to reconcile the disclosure of the payment of sponsor and sub-advisory fees.

May 25, 2021

2.	Comment: Please clarify how from the Sponsor Fee, the Sponsor is “responsible for” paying all of the Other Expenses, though it is “not contractually required” to do so. In this regard, please also clarify whether the Funds would be responsible for paying the Other Expenses in the event that the Sponsor chooses in its discretion not to do so. Please revise the fourth paragraph of the cover page and elsewhere, as applicable.

Response: The Registration Statement has been revised to disclose that the Sponsor has contractually agreed to pay all of the routine operational, administrative and other ordinary expenses of the Funds, excluding brokerage fees, interest expenses and extraordinary expenses. A copy of the Unified Fee Agreement will be filed as an exhibit to the Registration

Statement.

3.	Comment: We note your disclosure that currently the Sponsor employs the Sub-Adviser as a commodity trading advisor to each Fund. Please file the agreement with the Sub-Adviser as an exhibit, or tell us why you are not required to do so under Item 601(b)(10) of Regulation S-K.

Response: The agreement will be filed as an exhibit to the Registration Statement.

Related Positions, page 35

4.	Comment: We note your disclosure that the “Funds may seek to achieve their investment objectives by investing primarily in ‘related positions,’ as defined by the rules of MGEX.” Please define this term within your prospectus.

Response: The Registration Statement has been revised to define “VIX Related Positions” as VIX futures contracts and VIX swap contracts, rather than by reference to MGEX rules.

Principal Investment Strategies, page 37

5.	Comment: Refer to your response to comment 8. Please disclose that you currently have no intention for either Fund to invest in swap agreements (other than as described in the third paragraph of this section). To the extent either Fund may invest in swap agreements in the future, briefly describe the circumstances in which either Fund would make such an investment.

Response: The Registration Statement has been revised accordingly. Each Fund expects to invest in swap agreements in the future only if such Fund’s accountability rules, price limits, position limits, margin limits or other exposure limits are reached with respect to both SPIKES and VIX futures contracts, or if the market for a specific futures contract experiences emergencies or disruptions where the Sponsor or Sub-Adviser deems it impractical or inadvisable to buy or sell both SPIKES and VIX futures contracts.

May 25, 2021

Meetings, page 56

6.	Comment: Refer to your response to comment 10. Please discuss the negative consent provisions referenced in the second bullet of comment 10.

Response: The Registration Statement has been revised accordingly.

Incorporation By Reference and Availability of Certain Information, page 83

7.	Comment: Refer to your response to comment 11. We note that you are not presently eligible to forward incorporate because you are not currently subject to the requirement to file reports under Section 13 or Section 15(d) of the Exchange Act and have not filed an annual report for your most recently completed fiscal year. Please revise your registration statement accordingly.

Response: The Registration Statement has been revised accordingly.

Best regards,

/s/ Eric Simanek

Eric Simanek

202-775-1232

esimanek@sullivanlaw.com